Eaton & Van Winkle llp

Vincent J. McGill Partner	3 Park Avenue New York, New York 10016

Telephone:  (212) 779-9910
Direct:  (212) 561-3604
Fax:  (212) 779-9928
E-mail: vmcgill@evw.com

July 8, 2016

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re. Air Industries Group
                                  Preliminary Schedule 14A
                                  File No. 001-35297

Ladies and Gentlemen:

On behalf of Air Industries Group (the “Company”), I am submitting a preliminary Schedule 14A in connection with the Company’s Annual Meeting of Stockholders scheduled for September 7, 2016.

At the Annual Meeting, stockholders will vote upon the election of directors, an amendment to the Company’s Articles of Incorporation increasing the number of authorized shares of preferred stock from one million shares to three million shares, the ratification of independent registered public accountants, and the Company’s 2016 equity incentive plan.

The record date for the meeting is July 11, 2016, and the projected mailing date is July 29, 2016.

Please direct your comments, if any, or questions concerning this filing to the undersigned (212) 561-3604, or in my absence, Mark Orenstein (212) 561-3638, or fax them to (212) 779-9928. 9930 or 9931.

Very truly yours, /s/ Vincent J. McGill